DM

18008944

S

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
DEC 03 2018
DIVISION OF TRADING & MARKETS

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65595

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/17 (MM/DD/YY) AND ENDING 09/30/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SUN'S BROTHERS SECURITIES INC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6770 Hawaii Kai Drive, #209
(No. and Street)

Honolulu (City) Hawaii (State) 96825 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MINWON YANG (808) 538-0590
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DeMarco Sciaccotta Wilkens & Dunleavy, LLP
(Name – *if individual, state last, first, middle name*)

9645 W. Lincolnway Lane, Suite 214A (Address) Frankfort (City) Illinois (State) 60423 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, , swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of as of, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except, as follows:

None.

LAI KIN KWONG NOTARY PUBLIC No. 14-100 STATE OF HAWAII

[signature]
Signature

PRESIDENT
Title

Subscribed and sworn to before me this

20th day of November, 2018

[signature]
My Commission expires: 04/06/~~2018~~ 2022

Notary Public
Lai Kin Kwong, First Judicial Court
State of Hawaii
Commission Expires: 04/06/2022
Commission #: 14-100

Doc. Date: Undated # Pages 13

Notary Name: Lai Kin Kwong First Circuit

Doc. Description Oath or Affirmation

[signature] 11/20/18
Notary Signature Date

LAI KIN KWONG NOTARY PUBLIC No. 14-100 STATE OF HAWAII

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c-3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c-3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) Exemption Report.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DeMarco
Sciaccotta
Wilkens &
Dunleavy
CERTIFIED PUBLIC ACCOUNTANTS AND BUSINESS ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Director of
Sun's Brothers Securities, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Sun's Brothers Securities, Inc., (the "Company") as of September 30, 2018, and the related notes (collectively referred to as the financial statements). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Sun's Brothers Securities, Inc. as of September 30, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as Sun's Brothers Securities, Inc.'s auditor since 2017.

DeMarco Sciaccotta Wilkens & Dunleavy LLP

Frankfort, Illinois
November 20, 2018

Phone:708.489.1680 Fax:847.750.0490 I **dscpagroup.com**
9645 W. Lincolnway Lane, Suite 214A I Frankfort, IL 60423
330 East Northwest Highway, 2nd Floor I Mount Prospect, IL 60056
3809 Belmont Boulevard I Sarasota, FL 34232

SUN'S BROTHERS SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2018

ASSETS		
Current Assets		
Cash in bank	$	5,293
Receivable from clearing broker		1,200
Total Current Assets		6,493
Office Equipment: Net of accumulated depreciation of $16,135		1,445
Other Assets		
Deposit with clearing Broker-Dealer		100,119
Prepaid assets		650
Total Other Assets		100,769
Total Assets	$	108,707
LIABILITIES AND SHAREHOLDER'S EQUITY		
Current Liabilities		
Accounts payable and accrued expenses	$	27,007
Commissions payable		2,131
Related party payable		3,200
Total Current Liabilities		32,338
Other Liabilities		
Line of Credit		44,258
Total Liabilities		76,596
Shareholder's equity:		
Common stock, $1.00 par value; 1,000 Shares authorized, issued and outstanding		1,000
Additional paid-in capital		74,793
Retained earnings (deficit)		(43,682)
Total Shareholder's Equity		32,111
Total Liabilities and Shareholder's Equity	$	108,707

The accompanying notes are an integral part of these financial statements

SUN'S BROTHERS SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS
For the Year Ended September 30, 2018

Note A - Summary of Significant Accounting Policies:

Business activities:
Sun's Brothers Securities, Inc. (the Company) was registered on December 16, 2002 as a Broker/Dealer pursuant to Section 1 5(b) of the Securities Exchange Act of 1934 with Financial Industry Regulatory Authority, (FINRA).

In accordance with this registration the nature and scope of the Company's activities are the sale of securities and related financial services in the State of Hawaii. The Company is required to maintain a minimum "net capital" of $5,000 at all times.

Basis of Accounting
The financial statements have been prepared in conformity with accounting principles generally accepted in the United State of America (GAAP).

Securities Transactions
Commission revenue and related expense arising from securities transactions are recorded on a trade date basis, which is the same day as the transaction date.

Cash and Cash Equivalents:
The Company considers all short-term investments with an original maturity of three months or less that are not required to be segregated under Federal or other regulations to be cash and cash equivalents. The Company did not have any cash equivalents at September 30, 2018.

Concentrations of credit risk:
The Company is engaged in various activities in private placement of securities in which counter parties, primarily broker-dealers, banks, and other financial institutions participate. In the event counter parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counter party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter party.

Estimates:
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities, and reported revenues and expenses during the year. Actual results could differ from those estimates.

SUN'S BROTHERS SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS
For the Year Ended September 30, 2018

Office Equipment:
Office Equipment is stated at cost. Depreciation is computed using the accelerated method over five years which represents the estimated useful lives of the assets.

Income taxes:
Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due and deferred taxes. The Company had net taxable loss of $69,083 for both Federal and State taxes during the period. The income taxes accrued for Federal and State were $0 and $0 respectively during the period. No tax asset was accrued due to de minimis amount of the loss

The Company's tax filings are subject to audit by various taxing authorities. The Company's Federal Income Tax Returns for the years ended September 30, 2015, 2016, and 2017 remain open to examination by the Internal Revenue Service; State Income Tax Returns for the same periods remain open to examination by the State of Hawaii. In evaluating the Company's tax provisions and accruals, the Company believes that its estimates are appropriate based on current facts and circumstances.

Note B - Net Capital Requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requirements that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At September 30, 2018, the Company had net capital of $30,016 which was $24,910 in excess of its required net capital of $5,106. The Company's ratio of aggregate indebtedness to net capital was 255% at September 30, 2018.

Note C - Fully Disclosed Clearing Agreement:

The Company has a fully disclosed clearing agreement with a broker-dealer to execute orders, and the clearance and settlement of all transactions, for the Company's customers.

Note D – Related Party Information

The sole shareholder has provided office space for the Company on a month to month basis, for which the Company has incurred $6,400 in rent expense. $3,200 is owed to the shareholder at September 30, 2018

SUN'S BROTHERS SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS
For the Year Ended September 30, 2018

Note E - Retirement Plan:

The Company provides a SEP IRA retirement plan for its employees. At the discretion of the Company's management, the Company may provide contributions to the retirement plan of up to 25% of employee compensation. The Company made a decision to contribute $0 to SEP IRA for its employee for the year ended September 30, 2018.

Note F – Concentrations

58% of the commission revenue earned for the year ended September 30, 2018 came from transactions on behalf of 2 customers.

Note G – Line of Credit

The Company has available a line of credit agreement with Central Pacific Bank which provides that the Company may borrow up to $50,000. Borrowing under the line accrues interest at an annual rate of 7.0% and daily periodic rate of .01918%. There was an outstanding balance of $44,258 on September 30, 2018. The maturity date of the line of credit is February 5, 2023.

Note G – Comparison of Originally Filed and Amended Year End Focus IIA

The Company originally filed their year end FOCUS IIA showing an ending net capital of $26,675 The Company filed an amended year end FOCUS IIA on November 20, 2018 showing an ending net capital of $30,016. The difference of $3,341 is attributable to over reporting a liability and an asset on originally filed FOCUS IIA.